================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        -------------------------------
                                   SCHEDULE TO
                                (AMENDMENT NO. 6)
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        -------------------------------
                           E.W. BLANCH HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                         BARREL ACQUISITION CORPORATION
                         BENFIELD GREIG (HOLDINGS), INC.
                         BENFIELD GREIG HOLDINGS LIMITED
                           GREIG FESTER GROUP LIMITED
                            BENFIELD GREIG GROUP PLC
                      (Names of Filing Persons (Offerors))

                        -------------------------------
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES
                     A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (Title of Class of Securities)

                        -------------------------------
                                    093210102
                      (Cusip Number of Class of Securities)

                             TIMOTHY J. BURTON, LLB
                                COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                 LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 909-6000

                            CALCULATION OF FILING FEE
         TRANSACTION VALUATION                   AMOUNT OF FILING FEE
     N/A per General Instruction E           N/A per General Instruction E


     CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:..................................................  N/A
Form or Registration No.:................................................  N/A
Filing Party:............................................................  N/A
Date Filed:..............................................................  N/A

     [ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

                                       2

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     This Amendment No. 6 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO (the "Schedule TO") as amended by Amendment No. 1 to the Schedule TO filed March 24, 2001, Amendment No. 2 to the Schedule TO filed March 30, 2001, Amendment No. 3 to the Schedule TO filed May 14, 2001, Amendment No. 4 to the Schedule TO filed May 16, 2001, and Amendment No. 5 to the Schedule TO filed May 18, 2001 relating to the offer by Barrel Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned indirect subsidiary of Benfield Greig Group plc, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $0.01 per share (including the associated rights to purchase Series A Junior Participating Preferred Stock) (collectively, the "Shares"), of E.W. Blanch Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 7 of the Schedule TO is hereby amended and supplemented as follows:
Parent announced on May 18, 2001, that it had waived the financing condition to its tender offer for all of the outstanding Shares (the "Tender Offer"). A joint press release by Parent and the Company announcing the waiver is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:
Parent announced on May 18, 2001, that it had waived the condition to its Tender Offer relating to clearance of the UK's Office of Fair Trading under the UK Fair Trading Act 1973. A joint press release by Parent and the Company announcing the waiver is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BARREL ACQUISITION CORPORATION

                                    By:  /s/ John L.P. Whiter
                                         --------------------
                                         John L.P. Whiter
                                         President

                                    BENFIELD GREIG GROUP PLC

                                    By:  /s/ John L.P. Whiter
                                         --------------------
                                         John L.P. Whiter
                                         Director

                                    BENFIELD GREIG (HOLDINGS), INC.

                                    By:  /s/ John L.P. Whiter
                                         --------------------
                                         John L.P. Whiter
                                         Chief Financial Officer

                                    BENFIELD GREIG HOLDINGS LIMITED

                                    By:  /s/ John L.P. Whiter
                                         --------------------
                                         John L.P. Whiter
                                         Director

                                    GREIG FESTER GROUP LIMITED

                                    By:  /s/ John L.P. Whiter
                                         --------------------
                                         John L.P. Whiter
                                         Director

Dated: May 18, 2001

                                INDEX TO EXHIBITS



Exhibit
Number        Document
------        --------

(a)(1)(A)* -- Offer to Purchase dated April 30, 2001.

(a)(1)(B)* -- Letter of Transmittal.

(a)(1)(C)* -- Notice of Guaranteed Delivery.

(a)(1)(D)* -- Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

(a)(1)(E)* -- Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

(a)(1)(F)* -- Guidelines for Certification of Taxpayer Identification Number on
              Form W-9.

(a)(1)(G)* -- Summary Advertisement published April 30, 2001.

(a)(1)(H)  -- Text of joint press release, issued by Parent and the Company on
              May 18, 2001.

(a)(5)*    -- Benfield Greig Group plc audited financial statements for the fiscal years ended December 31, 2000 and 1999.

(b)*       -- $390,000,000 Facilities Agreement, dated April 30, 2001 for the
              Benfield Greig Group plc arranged by Barclays Capital with Barclays Bank PLC acting as Agent and Security Trustee.

(d)(1)*   --  Agreement and Plan of Merger, dated as of April 15, 2001, among
              Parent, Purchaser and the Company.
(d)(2)*   --  Confidentiality Agreement, dated November 28, 2000, between Parent and the Company, as amended.


*As previously filed.

[LOGO OF BENFIELD GREIG]                                          [LOGO OF EWB]

BENFIELD GREIG GROUP PLC




BENFIELD GREIG WAIVES FINANCING AND OFT CLEARANCE CONDITIONS TO TENDER OFFER FOR E.W. BLANCH SHARES


London, England, and Dallas, Texas, May 18, 2001 - Benfield Greig Group plc ("Benfield Greig"), the leading U.K. based independent reinsurance intermediary, and E.W. Blanch Holdings, Inc. (NYSE: EWB) ("E.W. Blanch"), a leading U.S. provider of integrated risk management and distribution services, announced today that Benfield Greig had waived the financing condition to its tender offer for all of the outstanding shares of E.W. Blanch, as well as the condition relating to clearance of the UK's Office of Fair Trading under the UK Fair Trading Act 1973.

On April 15, 2001, E.W. Blanch entered into a merger agreement with Benfield Greig pursuant to which Benfield Greig has agreed to acquire all of the outstanding shares of E.W. Blanch for $13.50 per share in a cash tender offer followed by a merger. The transaction is to be financed through borrowings under a new $390 million (GBP 270 million) debt facility to be provided by Barclays Capital.

Benfield Greig commenced the tender offer on April 30, 2001 and it is scheduled to expire at 12:00 midnight, New York City time, on May 25, 2001, unless extended. The tender offer remains subject to other conditions described in the tender offer materials previously distributed to E.W. Blanch shareholders.

About Benfield Greig
--------------------


Benfield Greig was formed in 1997 following the merger of Benfield Group plc and Greig Fester Group Limited and is one of the world's leading international reinsurance intermediary and risk advisory groups.


Benfield Greig is an independent group, being privately owned and majority controlled by its management and employees. Also included amongst its shareholders are a number of the world's leading insurers and reinsurers.



About E.W. Blanch
-----------------

E.W. Blanch is a leading provider of integrated risk management and distribution services, including reinsurance intermediary services, risk management consulting and administration services and primary distribution services. E.W. Blanch is headquartered in Dallas, Texas with branch offices throughout the U.S. and strategic locations in Europe and Latin America.

For further information:

For Benfield Greig Group:                For E.W. Blanch:

David Haggie                             Andrew Brimmer
Haggie Financial                         Joele Frank, Wilkinson Brimmer Katcher
Tel:  + 44 20 7417 8989                  Tel:  + 1 212 355 4449 (extn 111)
Mobile:  + 44 7768 332486                Email:  ahb@joelefrank.com
Email:  david@haggie.co.uk                       ------------------
        ------------------

For Benfield Greig US:

Howard Liszt
Benfield Greig US
Tel:  + 1 612 626 2031
Email:  HLiszt@mr.net
        -------------


Lexicon Partners Limited and Bear, Stearns & Co. Inc. which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Benfield Greig Group plc in connection with the merger and for no one else and will not be responsible to anyone other than Benfield Greig Group plc for providing the protections afforded to customers of Lexicon Partners Limited and Bear, Stearns & Co. Inc. or for providing advice in relation to the merger.

This announcement has been approved by Lexicon Partners Limited and Bear, Stearns & Co. Inc. for the purposes of Section 57 of the Financial Services Act 1986.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer has been made in other documents and any such purchase should be made solely on the basis of information contained in those documents.

     Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, many of which are outside the control of E.W. Blanch Holdings, Inc. and, accordingly, actual results may differ materially. E.W. Blanch Holdings, Inc.'s Form 10-K filed with the SEC includes a discussion of these risk factors and is incorporated herein by reference.